UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended December 31, 2017

CAPROCQ CORE REIT, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10643

Maryland

(State or other jurisdiction of
incorporation or organization)

1 Allied Drive, Suite 1715

Little Rock, Arkansas 72202

(Address of principal executive offices)

(501) 725-5530

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

CAPROCQ CORE REIT, INC.

ANNUAL REPORT ON FORM 1-K

For the Year Ended December 31, 2017

PART II

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this annual report on Form 1-K (the “Annual Report”), that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

ITEM 1.	BUSINESS

In this Annual Report, references to the “company,” “we,” “us,” “our” or similar terms refer to CapRocq Core REIT, Inc., a Maryland corporation, together with its consolidated subsidiaries, including CapRocq Core Holdings, L.P., a Delaware limited partnership, which we refer to as our operating partnership. We refer to CapRocq Core Advisors, LLC, a Delaware limited liability company, as our Advisor. As used in this Annual Report, an affiliate, or person affiliated with a specified person, is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Our Company

CapRocq Core REIT, Inc. was formed in 2016 as a Maryland corporation, and operates and is taxed as a REIT for federal income tax purposes. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to our stockholders. These qualifications were met in 2017. Our objective is to identify, acquire, own, operate, and sell a portfolio of commercial properties located in the Heartland of the United States, which we describe as the region bounded by the Rockies to the west, the eastern seaboard to the east, the rust belt to the north, and the Gulf of Mexico to the south, primarily through the acquisition of individual commercial investment properties, or Investments, or portfolios of such Investments. The company focuses on the acquisition of Investments, generally ranging in value from $2,000,000 to $25,000,000, with a primary focus on value-added office space. We intend to invest primarily in properties across secondary and tertiary markets in the Heartland. We intend to operate as an UPREIT, and own our properties through our subsidiary, CapRocq Core Holdings, L.P., a Delaware limited partnership.

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We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to selective retail/mixed-use and/or medical use properties, equity or other ownership interests in entities that are the direct or indirect owners of real property, or indirect investments in real property, such as those that may be obtained in a joint venture. While we do not intend for these types of Investments to be a primary focus, we may make such Investments in the Advisor’s sole discretion. We anticipate that any such equity or joint venture Investments will primarily be made through controlling interests in such entities, though we may make Investments through noncontrolling interests in the Advisor’s sole discretion, subject to our investment guidelines. We refer to our investments in real property and our real estate-related investments, collectively, as Investments. We are externally managed and advised by CapRocq Core Advisors, LLC, a Delaware limited liability company (the “Advisor”). The Advisor, through its investment committee, makes all investment decisions for us. Messrs. Franklin McLarty, Kevin Huchingson and Beau Blair each own one-third of the membership interests in the Advisor, and each is a managing member and senior officer of the Advisor. Dewitt Smith serves as the Senior Asset Advisor to the Advisor, and with Messrs. McLarty, Huchingson and Blair, serves on the Advisor’s investment committee. As members of the Advisor’s investment committee, Messrs. McLarty, Huchingson, Blair and Smith each have one (1) equal vote with respect to any matter before the investment committee, including with respect to our Investment decisions. For more information on our executive officers and directors, please see “Item 3. - Directors and Executive Officers” below.

We are currently offering up to $50,000,000 in shares of our common stock, which we refer to as shares, at a fixed price of $10.00 per share (the “Offering”), pursuant to a qualified offering statement on Form 1-A (File No. 024-10643) and a final offering circular dated March 17, 2017, as supplemented (the “Final Offering Circular”). Assuming that the maximum offering amount of $50,000,000 is raised, we anticipate we will receive $44,961,500 in net proceeds from the Offering. On September 29, 2017, we held our initial closing of the Offering after exceeding $4,250,000 in subscriptions for shares of our common stock as required to break escrow. As of December 31, 2017, we have raised gross proceeds of approximately $5,061,494 and issued 506,204 shares of common stock in the Offering.

On September 29, 2017, following the initial closing of the Offering, the Company, through CCR VOC, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the operating partnership, acquired a 51,116 square foot office building known as the Village on the Creeks—Colgate (the “Village on the Creeks—Colgate Property”), from a wholly-owned subsidiary of CapRocq Core Real Estate Fund II, LP, a Delaware limited partnership and an affiliate of the Company (the “Seller”). The purchase price for the Village on the Creeks—Colgate Property was approximately $9,100,000, as agreed by the Advisor and the Seller and based, in part, upon an independent MAI third-party appraisal of the Village on the Creeks—Colgate Property. The purchase price was financed with approximately $3,000,000 in equity, and a senior mortgage loan from IBERIABANK of approximately $6,100,000. The Village on the Creeks—Colgate Property, constructed in 2004, is located on 2.93 acres at 5211 West Village Parkway in Rogers, Arkansas. At the time of acquisition, the Village on the Creeks—Colgate Property was 100% occupied, and is anchored by the Colgate Palmolive Company (17,176 square feet).

If we are able to raise sufficient additional funds, we intend to purchase at least two additional properties from affiliates, if: (i) we are able to agree on purchase price; (ii) we believe the purchase price to be attractive to us; and (iii) customary closing conditions are met. The first additional property is Regency Executive Park Office Buildings, an office park comprised of four Class B buildings with a total of 265,390 net rentable square feet (the “Regency Property”). The Regency Property is situated on 25 acres located at 200, 201, 205 and 207 Regency Executive Park Drive in Charlotte, North Carolina 28217. The Regency Property was constructed in 1993, and as of December 31, 2017, was 89.8% occupied. The Regency Property is anchored by Westmed Practice Partners, LLC (72,327 sq. ft.). We expect to purchase the Regency Property for a combination of net proceeds of the Offering and new debt financing secured by the Regency Property, but may elect to purchase the Regency Property for a combination of cash and OP Units, which would reduce our need for cash. The second additional property is 7900 Triad Center, a 88,916 square foot multi-tenant office building located on 9.15 acres at 7900 Triad Center Drive, Greensboro, North Carolina 27409 (the “Triad Property”). The Triad Property is anchored by Columbia Forest Products Inc. (19,630 sq. ft.), and as of December 31, 2017, was 91.0% occupied. We expect to purchase the Triad Property for a combination of net proceeds of the Offering and new debt financing secured by the Triad Property, but may elect to purchase the Triad Property for a combination of cash and OP Units, which would reduce our need for cash. The issuance of any such OP Units (and the issuance of any shares of common stock we may elect to issue upon redemption of any such OP Units) will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. We refer to the Regency Property and the Triad Property collectively as the “Additional Properties,” and we refer to the Additional Properties and the Village on the Creeks—Colgate Property collectively as our “Initial Properties.” The Atrium at Stoneridge (the “Atrium Property”), as previously described in the Final Offering Circular, has been sold to a third party by our affiliate, CapRocq Core Real Estate Fund, LP, or CapRocq Fund I. The Atrium Property is no longer one of our Additional Properties.

We anticipate that the purchase price of each of the Additional Properties will be supported by an MAI appraisal of the applicable Additional Property, whether obtained by us or by a lender making an acquisition loan to us.

The Advisor and the directors and officers of the company are comprised of individuals with experience in facilitating transactions in the target markets, as well as analyzing and providing back office support for property management and fund management. The company’s strategy is to acquire properties in secondary and tertiary markets located in the Heartland. We believe these markets are underserved, possess strong economic growth, and create better acquisition opportunities for us as less competition exists from other qualified real estate investment trusts. The Advisor intends for the company to acquire real estate properties with an aggregate value of approximately $150 million and exit in whole or part as profitable opportunities arise.

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Our target markets are the secondary cities in the Heartland where solid growth is occurring, and institutional investors are not driving down cap rates.  Essentially, we create value by paying attention to the following: avoid overpaying, move quickly with cash, use debt reasonably and fix rates for as long as possible, avoid excessive lease-up risks at purchase, manage each asset aggressively by providing leadership and expectations to property managers and leasing agents, make leases, aggressively eliminate vacancies, avoid deferred maintenance and plan for a long-term hold, and be watchful and opportunistic for profitable exits at any time.

Our team has a deep network of contacts who can be tapped for deal sourcing and due diligence, an established infrastructure and disciplined deal execution process, and an active portfolio management process and approach that allows for close and effective monitoring of Investments.

We believe that in the long-term, we will be able to identify a consistent flow of properties in our target markets for purposes of acquiring, owning, operating and selling Investments, which we expect will enable us to continue our platform into the foreseeable future. We intend to make Investments located across secondary and tertiary markets throughout the Heartland of the United States. We do not anticipate making Investments outside of the United States.

We believe the extensive experience of the managing members of our Advisor, including their knowledge, skill sets, and relationships, in combination with the investment objectives set by us, our existing infrastructure, and our policies and procedures, will provide us with enhanced opportunities to determine investment value and make successful investments. There is no assurance that any of these objectives will be achieved.

 We primarily expect to make Investments directly, but we may also invest through indirect investments in real property, such as those that may be obtained in a joint venture which may or may not be managed or affiliated with the Advisor or its affiliates, whereby we own less than a 100% of the beneficial interest in the Investment.  We anticipate that any such equity or joint venture Investments will primarily be made through controlling interests in such entities, though we may make Investments through noncontrolling interests in the Advisor’s sole discretion, subject to our investment guidelines. While the Advisor does not intend for these types of Investments to be a primary focus, we may make such Investments in the Advisor’s sole discretion.

We may make Investments in properties owned by unaffiliated third parties, the Advisor, or affiliates of the Advisor, as determined by the Advisor in its sole discretion. The purchase price of any Investment owned by an affiliated party will be based upon the fair market value of the asset established by third party MAI appraisal or fairness opinion that is dated within the last 90 days prior to the transaction.

Management

We are externally managed by CapRocq Core Advisors, LLC (the “Advisor”). The Advisor, through its investment committee, makes all investment decisions for us. The Advisor and its affiliated companies specialize in acquiring, developing, owning and managing value-added commercial real estate in the Heartland. The Advisor’s principals and their respective affiliates have a strong track record of success, and we intend to leverage this experience to identify suitable Investments. The Offering represents an opportunity for outside investors to take advantage of the principals’ expertise through a pooled investment vehicle.

We are entirely dependent upon our Advisor for our day-to-day management and do not have any independent employees. The Advisor oversees our overall business and affairs, and has broad discretion to make operating decisions on behalf of us and, through its investment committee, to make Investments. Our stockholders will not be involved in our day-to-day affairs. CapRocq Real Estate Finance, LLC (the “Subadvisor”) provides the Advisor certain professional services. Summary background information regarding the management of the Advisor is incorporated by reference herein from the Final Offering Circular, located at https://www.sec.gov/Archives/edgar/data/1687237/000114420417018635/v463284_253g2.htm, under the caption “OUR ADVISOR AND RELATED AGREEMENTS.”

Investment Strategies

We intend to make Investments located primarily in the Heartland of the United States which we describe as the region bounded by the Rockies to the west, the eastern seaboard to the east, the rust belt to the north, and the Gulf of Mexico to the south. We believe secondary and tertiary markets located in the Heartland are underserved, possess strong economic growth, and create better acquisition opportunities for us as less competition exists from other qualified REITs. We focus on the acquisition of individual investment properties, generally ranging in value from $2,000,000 to $25,000,000, with a primary focus on value-added office space. We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to selective retail/mixed-use and/or medical use properties, equity or other ownership interests in entities that are the direct or indirect owners of real property, or indirect investments in real property, such as those that may be obtained in a joint venture. We anticipate that any such equity or joint venture investments will primarily be made through controlling interests in such entities, though we may make investments through noncontrolling interests in the Advisor’s sole discretion, subject to our investment guidelines. We refer to our investments in real property and our real estate-related investments, collectively, as Investments.

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Our investment strategy is based on the following:

▪	Qualified team with demonstrated track record of investing the same strategy together.

▪	Proven fiduciary with established infrastructure for managing capital and investment properties.

▪	Proven deal flow and sourcing advantage as evidenced by prior programs operated by our principals and their success in deploying $405 million of capital in real estate investments, in the aggregate.

▪	Disciplined approach to deal flow, with a robust due diligence process for transactions and active portfolio monitoring procedures.

▪	Focus on attractive stabilized investments with high quality physical improvements in secondary and tertiary markets located in the Heartland of the United States, with some potential investment in Tier 1 markets as well.

▪	Strong growth demographics.

▪	Invest in completed, well leased properties.

▪	High quality rental income.

▪	Increasing number of investment opportunities from different sources.

▪	Once the maximum offering amount has been raised, no more than 30% of the total net offering proceeds may be invested in any single Investment without the approval of our board of directors.

▪	Aggregate leverage on the portfolio may not exceed 70% without the approval of our board of directors.

Our investment policies provide the Advisor with substantial discretion with respect to the selection, purchase and sale of specific Investments, subject to the limitations in the Advisory Agreement. We may revise the investment policies, which are described below, without the approval of our stockholders. We will review the investment policies at least annually to determine whether the policies are in the best interests of our stockholders.

Our Initial Portfolio

Upon completion of the Offering and closing on the identified affiliated transactions, we expect to own, through wholly owned subsidiaries of our operating partnership, a portfolio of commercial properties, including those identified herein, located primarily in the Heartland of the United States. The following table presents an overview of our anticipated initial portfolio, comprised of (i) the Village on the Creeks—Colgate Property acquired by the company on September 29, 2017, and (ii) the properties we have identified and expect to acquire initially if we are able to close on terms satisfactory to us, which include the Triad Property and the Regency Property:

Name	Type	Date of Acquisition	Description
Village on the Creeks— Colgate Property	Commercial	September 29, 2017	51,116 square foot office building located on 2.93 acres at 5211 West Village Parkway, Rogers, Arkansas 72758. Constructed in 2004. 100% occupied as of December 31, 2017, and anchored by the Colgate Palmolive Company.

Regency Property	Commercial	N/A1	265,390 net rentable square foot property located on 25 acres at 200, 201, 205 and 207 Regency Executive Park Drive, Charlotte, North Carolina 28217. Constructed in 1993. 89.8% occupied as of December 31, 2017, and anchored by Westmed Practice Partners, LLC.

Triad Property	Commercial	N/A1	88,916 square foot property located on 9.15 acres at 7900 Triad Center Drive, Greensboro, North Carolina 27409. Constructed in 1999. 91.0% occupied as of December 31, 2017, and anchored by Columbia Forest Products Inc.

(1)	Anticipated future acquisition. There can be no assurance that we will raise sufficient funds to enable this acquisition, nor that our Advisor will be successful in consummating this acquisition, on satisfactory terms or at all.

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The Village on the Creeks—Colgate Property was acquired from a wholly-owned subsidiary of CapRocq Fund II, and each of the above-referenced potential acquisitions is owned by an affiliated entity: the Regency Property is majority owned by the CapRocq Fund I and CapRocq Fund II collectively, and the Triad Property is majority owned by CapRocq Fund II. Descriptions of the Regency Property and the Triad Property are incorporated herein by reference to the Final Offering Circular, located at https://www.sec.gov/Archives/edgar/data/1687237/000114420417018635/v463284_253g2.htm, under the caption, “OUR BUSINESS—Regency Property Description” and “—Triad Property Description,” respectively.

We have not begun to determine a purchase price or acquisition terms relative to the Regency Property or the Triad Property. However, our Advisor is constantly monitoring market terms for such acquisitions so that if we raise sufficient funds to enable the acquisition of the Regency Property or the Triad Property, we will be able to efficiently engage their sellers at that time.

While we may issue OP Units as consideration for the acquisition of future properties, we did not issue OP Units as consideration for the acquisition of the Village on the Creeks—Colgate Property. Any future issuances of OP Units (and the issuance of any shares of common stock we may elect to issue upon redemption of any such OP Units) will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Holders of OP Units issued in our acquisition of properties, if any, may have certain registration or qualification rights covering the resale of the shares of common stock into which their OP Units will be convertible, subject to conditions set forth in our operating partner’s limited partnership agreement.

Our Competitive Strengths

We believe Messrs. Franklin McLarty, Kevin Huchingson, Beau Blair, and Dewitt Smith (the “Investment Team”), have extensive experience with the investment objectives to be pursued by the company, including their knowledge, skill-sets, relationships, existing infrastructure, and policies and procedures, which we expect will continue to provide the company with enhanced opportunities to identify and determine investment value and to successfully make investments. Specifically, our competitive strengths include the following:

▪	Highly experienced investment professionals: The company’s management and Investment Team is comprised of highly experienced real estate, private equity, automotive and investment professionals with over $1.5 billion of combined real estate transaction experience. We gain a competitive advantage by pursuing Investments with unrealized, value-added potential and exercising aggressive asset management strategies. We distinguish ourselves in the marketplace at every step of the deal process by leveraging the strengths and talents of the team. Our leadership’s 80+ years of combined experience covers a wide variety of commercial real estate disciplines including land development, construction, sales and leasing, asset and property management, financial analysis, financing and structuring complex investments.

▪	Highly experienced finance and accounting administration professionals: The company’s management and its Advisor are supported by the Subadvisor, which is comprised of highly skilled professionals in finance, accounting and legal. The Subadvisor’s team includes a certified public accountant, chartered financial analyst, juris doctor, master of business administration, and all have extensive experience in financial management of real estate and private equity operations and monitoring post-acquisition activity. The Subadvisor has been contracted by the Advisor to manage the day-to-day oversight and controls related to the finance and accounting administration functions of the company and the real estate investment portfolio.

▪	Proven investment strategy: Since 2012, our Investment Team has demonstrated a strong track record of success having identified, acquired, owned, operated and managed a portfolio of approximately $325 million in Class A commercial properties primarily located in the Heartland of the United States. In addition, the principals of the Advisor have formed a strategic partnership with a NYSE publicly traded REIT that has executed $80 million of commercial real estate property used by operators of multi-site, multi-franchised automotive dealerships throughout the U.S.

▪	Origination, execution and portfolio management: Our Investment Team has an unparalleled network of contacts who can be tapped for deal sourcing and due diligence, an established infrastructure and disciplined deal execution process, and an active portfolio management process and approach that allows for close and effective monitoring of our investments.

▪	Strong investment track record. The Advisor’s key individuals and its affiliates have a strong track record of success. CapRocq Fund I and CapRocq Fund II have acquired and managed approximately $325 million in assets since 2012. CapRocq Fund I, our first multi-property affiliated investment fund, has invested in 21 properties since its first close in December 2012, representing (i) office properties, (ii) flex industrial, and (iii) retail. CapRocq Fund I has paid out a 5.0% annualized cash distribution in each consecutive quarter since the first quarter of 2013. CapRocq Fund II, our second multi-property affiliated investment fund, has invested in 12 properties since the third quarter of 2014, with a portfolio consisting of predominantly multi-tenant office properties. CapRocq Fund II, has consistently paid out a 5.0% annualized cash return to investors.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We were incorporated as a Maryland corporation on August 24, 2016, with the purpose of identifying, acquiring, owning, operating and selling a portfolio of commercial properties, with a primary focus on value-added office space. We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to selective retail/mixed-use and/or medical use properties, equity or other ownership interests in entities that are the direct or indirect owners of real property, or indirect investments in real property, such as those that may be obtained in a joint venture. We anticipate that any such equity or joint venture investments will primarily be made through controlling interests in such entities, though we may make investments through noncontrolling interests in the Advisor’s sole discretion, subject to our investment guidelines.

As of April 30, 2018, our portfolio consisted of the Village on the Creeks—Colgate Property, a 51,116 square foot office building constructed in 2004 and located on 2.93 acres at 5211 West Village Parkway in Rogers, Arkansas. We acquired the Village on the Creeks—Colgate Property on September 29, 2017, following the initial closing of the Offering.

Our operating partnership holds substantially all of our assets and conducts substantially all of our business. As of April 30, 2018, we owned approximately 70% of the units of limited partnership interests in our operating partnership, or OP Units, on a fully diluted basis. Our operating partnership has elected to file as a limited partnership and is not directly subject to income taxes.

Results of Operations

Revenue

On September 29, 2017, we commenced operations upon our satisfying the $4.25 million minimum offering requirement. For the year ended December 31, 2017, we incurred a net loss of approximately $200,000 primarily attributable to fees incurred for administrative start-up costs and commencement of operations coupled with only three months of revenue. For the period from August 24, 2016 (date of inception) through December 31, 2016, we incurred a net loss of approximately $1,000 primarily attributable to general and administrative expenses.

Expenses

General and Administrative

For the year ended December 31, 2017 and for the period from August 24, 2016 (date of inception) through December 31, 2016, we incurred operating, general and administrative expenses of approximately $400,000 and $1,000, respectively, which included auditing and professional fees, organizational costs and other costs associated with operating our business.

Property Management, Financing and Acquisition Fees

For the year ended December 31, 2017 and for the period from August 24, 2016 (date of inception) through December 31, 2016, we incurred property management, financing and acquisition fees of approximately $210,000 and $0, respectively.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations, net proceeds from sales and borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from the Offering to conduct our operations. We obtain the capital required to originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of the Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2017, we had made one real estate acquisition for approximately $9.3 million and had $3.2 million in cash. In addition, we had future funding commitments up to an additional $4.8 million related to our non-controlling interests in our operating partnership. We anticipate that proceeds from the Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

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Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our company through the Offering with proceeds being used to acquire additional target properties.

Our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our properties; (iv) recurring capital expenditures; (v) debt repayments; (vi) payment of principal of, and interest on, outstanding indebtedness; and (vii) corporate and administrative costs.

We currently have one mortgage payable outstanding with a balance of $6.1 million as of December 31, 2017. Our aggregate leverage may not exceed 70% without approval from the board of directors. Our board of directors may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

Pursuant to a Private Placement Memorandum dated as of September 1, 2017, the operating partnership has offered and sold special units of its limited partnership interests (the “Units”), exclusively to persons who are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and who have a preexisting, substantive relationship with the Advisor and its affiliates, excluding the Company (the “OP Offering”). In connection with the OP Offering, the operating partnership has issued 231,679 Units in exchange for capital commitments totaling $7,000,000. Approximately $1,000,000 in proceeds from the OP Offering was used to finance the acquisition of the Village on the Creeks—Colgate Property.

Trend Information

Our company, through our operating partnership, is engaged primarily in the identification, acquisition, ownership, operation and sale of a portfolio of commercial properties, with a primary focus on value-added office space, situated in secondary and tertiary markets located primarily in the Heartland of the United States. These markets show strong economic growth, and we believe they are underserved and thus create better acquisition opportunities for us with less competition from other qualified real estate investors. Transaction volumes in the office market have recently pulled back, especially for central business district, or CBD, properties.  There has been a shift from downtown office properties to suburban assets which, given our focus on suburban assets, we believe should create more opportunities for us. We expect our management’s deep network of contacts in the sector to facilitate deal sourcing and due diligence, and our established infrastructure, disciplined deal execution process, and active portfolio management process will allow for close and effective monitoring of our Investments. In addition, short-term interest rates are rising, but while any increase in interest rates, if sustained, is likely to result in some downward pressure on sales prices, conversely, if long-term interest rates rise, our cost of capital to fund acquisitions can be expected to rise as well, increasing our operating costs and decreasing net income.

To date, our company has not yet raised the maximum offering amount in the Offering, and we are therefore limited in the amount of potential new acquisitions we may pursue. There can be no assurances as to the amount of additional Offering proceeds we will raise to provide the liquidity necessary for the Advisor to accelerate acquisition plans.

ITEM 3. DIRECTORS AND OFFICERS

Information regarding our directors and officers is incorporated herein by reference to the Final Offering Circular, located at https://www.sec.gov/Archives/edgar/data/1687237/000114420417018635/v463284_253g2.htm, under the caption “MANAGEMENT.”

Effective as of September 28, 2017, our board of directors appointed each of Michael A. Ross and David M. Brain to serve as an independent member of our board of directors to serve until they resign or upon death or disability and until his successor has been duly elected and qualifies.

In addition, the following officers’ and/or directors’ ages have changed since the date of the Final Offering Circular:

Name	Age*	Position
Franklin McLarty	43	Co-Chairman of the Board of Directors, President
Kevin Huchingson	47	Co-Chairman of the Board of Directors, Chief Investment Officer
Beau Blair	45	Director, Chief Operating Officer, Treasurer and Secretary
Michael A. Ross	56	Independent Director
David M. Brain	60	Independent Director

*As of January 31, 2018

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The table below sets forth, as of April 30, 2018, certain information regarding the beneficial ownership of our stock for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding shares of any class of voting stock and (2) each of our directors and executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding shares of any class of voting stock. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of the Offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	All Executive Officers and Directors[1]	200,001 Shares[2]	N/A	4.0%
Common Stock	Franklin McLarty	66,667 Shares	N/A	1.3%
Common Stock	Kevin Huchingson	66,667 Shares	N/A	1.3%
Common Stock	Beau Blair	66,667 Shares	N/A	1.3%

1 The address of each beneficial owner is 1 Allied Drive, Suite 1715, Little Rock, Arkansas 72202.

2 Includes the 66,667 shares owned by each of Mr. McLarty, Mr. Huchingson, and Mr. Blair as disclosed in the table.

Ownership Limitation Exemptions

In connection with the initial closing of the Offering, on September 25, 2017, the board of directors of the company, pursuant to Section 6.1.7(a) of the company’s Articles of Incorporation (the “Charter”), authorized and approved exemptions to certain of the ownership limitations imposed by Section 6.1.1(a)(1) of the Charter (the “Ownership Limitations”), for each of Mr. Franklin McLarty, the company’s President and Co-Chairman of the board of directors, Mr. Kevin Huchingson, the company’s Chief Investment Officer and Co-Chairman of the board of directors, and Mr. Beau Blair, the company’s Chief Operating Officer, Treasurer, Secretary and member of the board of directors (the “Exemptions”).

Under the Exemptions, each of Messrs. McLarty, Blair and Huchingson is permitted to own no more than 15% (in value or in number, whichever is more restrictive) of the outstanding shares of the company’s common stock. The board of directors authorized and approved the Exemptions after receiving a representation letter from each of Messrs. McLarty, Blair and Huchingson containing the representations and undertakings required under Section 6.1.7(a) of the Charter, and after being advised that the Exemptions, on the terms so authorized and approved, would not prevent the company’s continued qualification as a real estate investment trust, or REIT, for federal income tax purposes. As assurances for granting the Exemptions, each of Messrs. McLarty, Blair and Huchingson agreed to conditions that, among other things, will result in the automatic revocation of the Exemptions and the immediate transfer to a trust, in accordance with Sections 6.1.1(b) and 6.2 the Charter, of the number of shares of the company’s common stock held by each such individual in excess of the Ownership Limitations in the event of noncompliance, and under which the Exemptions may otherwise be revoked or modified by the board of directors as may be necessary in order to protect the company’s continued qualification as a REIT.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

See Note 9 to our financial statements in “Item 7. Financial Statements” for a discussion of our related party arrangements.

ITEM 6. OTHER INFORMATION

None.

8

ITEM 7. FINANCIAL STATEMENTS

9

April 30, 2018

The Board of Directors and Shareholders

CapRocq Core REIT, Inc. and Subsidiaries

Little Rock, Arkansas

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of CapRocq Core REIT, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CapRocq Core REIT, Inc. and Subsidiaries as of December 31, 2017, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements of CapRocq Core REIT, Inc. and Subsidiaries as of December 31, 2016, were audited by other auditors whose report dated July 26, 2017, expressed an unmodified opinion on those statements.

/s/ Heard, McElroy, & Vestal LLC

Shreveport, Louisiana

10

CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2017

	2017	2016
Assets
Real estate:
Land	$700,000	$-
Buildings and improvements	8,563,017	-

Real estate operating assets, gross	9,263,017	-
Less: accumulated depreciation	(91,446)	-

Real estate operating assets, net	9,171,571	-

Other assets:
Cash	3,240,127	100
Rent receivable	26,718	-
Other assets	52,195	-
Deferred offering costs	-	143,263

Total other assets	3,319,040	143,363

Total assets	$12,490,611	$143,363

Liabilities And Shareholders' Equity
Liabilities:
Mortgage payable, net of debt issuance costs	$6,063,895	$-
Accounts payable and accrued expenses	157,498	43,863
Due to related parties	4,017	105,509

Total liabilities	6,225,410	149,372

Shareholders' equity (deficit):
Common stock, $0.001 par value; 750,000,000 shares authorized; 506,204 and 3 issued and outstanding as of December 31, 2017 and 2016, respectively	506	-
Preferred stock, $0.001 par value; 250,000,000 shares authorized; no shares issued and outstanding	-	-
Additional paid-in capital	4,391,835	100
Retained (deficit)	(212,795)	(6,109)
Accumulated other comprehensive loss	(47,127)	-

Total shareholders' equity (deficit) before noncontrolling interests	4,132,419	(6,009)

Noncontrolling interests	2,132,782	-

Total shareholders' equity (deficit)	6,265,201	(6,009)

Total liabilities and shareholders' equity	$12,490,611	$143,363

See notes to consolidated financial statements.

11

CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31, 2017, and period from

August 24, 2016 (date of inception) through December 31, 2016

	2017	2016
Revenue
Net rent revenue	$254,311	$-

Expenses
Property operations:
Salaries	13,613	-
Utilities	22,369	-
Office rent	16,808	-
Repair and maintenance	9,730	-
Taxes and insurance	33,863	-
Depreciation and amortization	91,446	-
Miscellaneous operating	28,975	-

Total property operations expenses	216,804	-

Administration:
Management fees	69,732	-
Organization costs	20,468	6,109
Professional fees	129,305	-
Total administration expenses	219,505	6,109

Total expenses	436,309	6,109

Net operating loss	(181,998)	(6,109)

Other expense:
Interest expense	(69,684)	-

Net loss before noncontrolling interest	(251,682)	(6,109)

Less: net loss attributable to noncontrolling interest	44,996	-

Net loss attributable to CapRocq Core REIT, Inc.	$(206,686)	$(6,109)

Earnings (loss) per share:
Earnings (loss) per common share, basic and diluted	$(1.64)	$(2,036.33)
Weighted average number of common shares outstanding, basic and diluted	126,281	3

See notes to consolidated financial statements.

12

CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2017, and period from

August 24, 2016 (date of inception) through December 31, 2016

	2017	2016

Net loss attributable to CapRocq Core REIT, Inc.	$(206,686)	$(6,109)

Net unrealized loss on cash flow hedge	(47,127)	-

Comprehensive loss attributable to CapRocq Core REIT, Inc.	$(253,813)	$(6,109)

See notes to consolidated financial statements.

13

CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

Year ended December 31, 2017, and period from

August 24, 2016 (date of inception) through December 31, 2016

					Accumulated
					Other
	Common Stock		Additional	Retained	Comprehensive	Noncontrolling
	Shares	Amount	Paid-In Capital	Deficit	Loss	Interest	Total

Balance, August 24, 2016 (date of inception)	-	$-	$-	$-	$-	$-	$-
Common stock sold	3	-	100	-	-	-	100
Net loss	-	-	-	(6,109)	-	-	(6,109)

Balance, December 31, 2016	3	-	100	(6,109)	-	-	(6,009)
Common stock sold, net	506,201	506	4,391,735	-	-	-	4,392,241
Consideration received from sale of noncontrolling interest	-	-	-	-	-	2,177,778	2,177,778
Net loss	-	-	-	(206,686)	-	(44,996)	(251,682)
Other comprehensive loss	-	-	-	-	(47,127)	-	(47,127)

Balance, December 31, 2017	506,204	$506	$4,391,835	$(212,795)	$(47,127)	$2,132,782	$6,265,201

See notes to consolidated financial statements.

14

CAPROCQ CORE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2017, and period from

August 24, 2016 (date of inception) through December 31, 2016

	2017	2016

Cash Flows from Operating Activities
Net loss	$(251,682)	$(6,109)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	91,446	-
Amortization of debt issuance costs included in interest expense	120	-
Changes in operating assets and liabilities:
Other assets	(71,547)	-
Deferred offering costs	143,263	(143,263)
Accounts payable and accrued expenses	1,030	43,863
Due to related parties	(101,492)	105,509

Net cash used in operating activities	(188,862)	-

Cash Flows from Investing Activities
Acquisition of real estate	(3,101,846)	-
Purchase of building improvements	(6,406)	-

Net cash used in investing activities	(3,108,252)	-

Cash Flows from Financing Activities
Payments on mortgage payable	(32,878)	-
Common stock sold	4,392,241	100
Consideration received from sale of noncontrolling interest	2,177,778	-

Net cash provided by financing activities	6,537,141	100

Net increase in cash and cash equivalents	3,240,027	100

Cash, beginning of period	100	-

Cash, ending of period	$3,240,127	$100

Noncash Financing Activities
Deferred offering costs included in accounts payable and due to related parties	$-	$143,263

See notes to consolidated financial statements.

15

CAPROCQ CORE REIT, INC. AND SUBSIDIARies

NOTES TO CONSOLIDATEd FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 1 – Organization

CapRocq Core REIT, Inc. (“REIT”) was formed on August 24, 2016 (date of inception), as a Maryland company, to acquire, reposition, renovate, lease and manage commercial income-producing real estate.

CapRocq Core Holdings, L.P. (“Holdings”), a subsidiary of REIT, was formed on August 25, 2016, as a Delaware limited liability company. Holdings is the sole member of its subsidiary CCR VOC, LLC (“CCR VOC”), which was formed on November 17, 2016, for the purpose of acquiring, leasing, and ultimately disposing of certain real estate. Substantially all of the assets of REIT and its subsidiaries (collectively, the “Company”) will be held by, and operations will be conducted through, Holdings. REIT is the general partner of Holdings.

The Company is externally managed and advised by CapRocq Core Advisors, LLC (the “Advisor”), a Delaware limited liability company. The Advisor will administer business activities, day to day operations, and make all investment decisions.

On November 23, 2016, the Company filed with the United States Securities and Exchange Commission (the “SEC”) an offering statement on Form 1-A (the “Offering Statement”) pursuant to Regulation A under the Securities Act of 1933, as amended. The Offering Statement was qualified by the SEC on March 31, 2017. Pursuant to the offering circular contained in the Offering Statement, the Company commenced an offering of a minimum of $4,250,000 and a maximum of $50,000,000 of its common stock for a fixed price of $10.00 per share. As of September 29, 2017, the Company raised the minimum capital, pursuant to the Offering Statement, and broke escrow.

Note 2 – Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of REIT and its subsidiaries, Holdings and CCR VOC. All material intercompany accounts and transactions are eliminated in consolidation.

Noncontrolling interests

The noncontrolling interests are interests in the subsidiaries that are not wholly owned by the Company.

Basis of presentation

The Company utilizes the accrual basis of accounting for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Real estate

The Company recognizes real estate at cost when purchased. Contributed real estate is recorded at the fair value of the net assets and liabilities on the date of the contribution.

The Company evaluates the inputs, processes, and outputs of assets acquired to determine if the transaction is a business combination or asset acquisition. If the acquisition qualifies as a business combination, the related transaction costs are recorded as an expense in the consolidated financial statements. If the acquisition qualifies as an asset acquisition, the related transaction costs are generally capitalized and subsequently amortized over the useful life of the acquired assets.

16

In business combinations, the Company allocates the purchase price of acquired properties to tangible (principally land and buildings) and identifiable intangible assets (e.g., tenant relationships and in-place, above market leases) or liabilities (e.g., below market leases) based on their respective fair values. In addition, any assumed mortgages receivable or payable and any assumed or issued noncontrolling interests are recorded at their estimated fair values.

For asset acquisitions, the costs, including acquisition costs, are allocated to acquired tangible assets (principally land and buildings) based upon the estimated relative fair values of tangible assets at acquisition.

Management evaluates its real estate assets for possible impairment whenever there is an event or change in circumstances that indicates impairment in value such as change in market conditions, tenant performance or legal structure. If circumstances indicate that the carrying value of real estate assets may not be recoverable, management will evaluate the asset for impairment. This evaluation is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the real estate's use and eventual disposal. If the property's estimated cash flows on an undiscounted basis are less than its carrying value, it would be determined to be impaired and written down to its estimated fair value. Fair value is defined as the amount for which the asset could be bought or sold in a current transaction, that is, other than a forced or liquidation sale. The Company did not record any impairment charges related to real estate during the year ended December 31, 2017.

Depreciation

Depreciation is computed using the straight-line method. Estimated useful lives range generally from 3 to 40 years on buildings and major improvements. Maintenance and repairs that do not improve or extend the useful lives of the related assets are charged to operations as incurred. Tenant improvements are capitalized and depreciated over the life of the related lease or their estimated useful life, whichever is shorter. If a tenant vacates its space prior to the contractual termination of its lease, the undepreciated balance of any tenant improvements is written off if they are replaced or have no future value.

Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash consists of amounts that the Company has on deposit with major commercial financial institutions. Certain cash balances are held separately to provide for tenant security deposits, and consisted of approximately $7,000 as of December 31, 2017. There were no tenant security deposits as of December 31, 2016.

Concentrations of credit risk

The Company maintains cash deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash and cash equivalents and that its policies are adequate to minimize potential credit risks.

Accounts receivable

Accounts receivable include amounts due to the Company for rents and reimbursements from tenants. Accounts receivable for rents are stated at the amount billed to tenants plus any accrued and unpaid late charges. Rent is ordinarily due at the beginning of each month. The allowance for doubtful accounts, including an allowance for accrued rent receivables, is based on an individual credit evaluation and the specific circumstances of the tenant. The Company monitors the liquidity and credit worthiness of its tenants on an ongoing basis. There was no allowance for doubtful accounts as of December 31, 2017.

Fair value of financial instrument

The estimated fair value of the Company's financial instruments, including cash and cash equivalents, receivables, payables, and mortgage payable arising in the ordinary course of business, approximate their individual carrying amounts based on the nature of the financial instruments and due to the relatively short period of time between origination and expected realization for receivables and payables and consistency in interest rates from the time of loan origination to period end.

17

Debt issuance costs

Debt issuance costs represent legal fees and other costs associated with obtaining long-term financing. There were no debt issuance costs as of December 31, 2016. Debt issuance costs of approximately $3,300, net of accumulated amortization of approximately $100, are included on the accompanying consolidated balance sheet as of December 31, 2017, as a reduction in mortgage payable. All costs are considered long-term and are amortized over the life of the respective mortgage payable. Amortization expense is included as a component of interest expense on the accompanying consolidated statement of income for the year ended December 31, 2017.

Organizational and offering costs

On July 8, 2016, CapRocq Core III, LLC (Core III), an Arkansas limited liability company, was formed to serve as the underwriting entity for the Company and incur offering costs associated with establishing the Company.

Organization and offering costs of the Company were initially paid by Core III on behalf of the Company. Costs totaling $162,184, of which approximately $106,000 were incurred during the period from August 24, 2016 (date of inception) through December 31, 2016, were paid by Core III prior to meeting the minimum offering amount discussed in Note 1, and were reimbursed by the Company during the year ended December 31, 2017. Organization costs are expensed as incurred and offering costs, when incurred, were deferred and charged against the gross proceeds of the offering when received. Organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including accountants' and attorneys' fees.

Earnings (loss) per common share

Earnings (loss) per common share has been computed on the basis of the weighted-average number of common shares outstanding during each period presented.

Income taxes

The Company operates and is taxed as a real estate investment trust for federal income tax purposes. To continue to qualify as a real estate investment trust, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. These qualifications were met in 2017 and management is continuously evaluating the activities of the Company to ensure these qualifications are met. As a real estate investment trust, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders.

The Company is subject to United States federal, state, and local income tax examinations by tax authorities since August 24, 2016, the date of inception.

Derivative instruments and hedging activities

The Company holds derivative financial instruments for the purpose of managing the risk related to the variability of cash flows caused by movements in interest rates on variable rate debt. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. The Company holds such derivatives only for the purpose of managing risks, not for speculation.

The Company has elected the simplified hedge accounting approach for qualifying interest rate swaps. Accordingly, the Company assumes no ineffectiveness for qualifying swaps and, as a consequence, records periodic interest expense as though it had entered into a fixed-rate borrowing as opposed to a variable-rate borrowing and interest rate swap. The Company recognizes the asset or liability associated with interest rate swaps at settlement value of the swap in place of fair value. The change in settlement value is reported as a component of other comprehensive loss on the accompanying consolidated statement of shareholders' equity (deficit).

18

Hedge accounting is discontinued when it is determined that a derivative instrument is not highly effective as a hedge. Hedge accounting is also discontinued when: (1) the derivative instrument expires; is sold, terminated or exercised; or is no longer designated as a hedge instrument because it is unlikely that a forecasted transaction will occur; (2) a hedged firm commitment no longer meets the definition of a firm commitment; or (3) management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, the derivative instrument will be either terminated, continue to be carried on the balance sheet at fair value, or designated as the hedging instrument in either a cash flow or fair value hedge, if the relationship meets all applicable hedging criteria. Any asset or liability that was previously recorded as a result of recognizing the value of a firm commitment will be removed from the balance sheet and recognized as a gain or loss in the current period earnings. Any gains or losses that were accumulated in other comprehensive income from hedging a forecasted transaction will be recognized immediately in current period earnings, if it is probable that the forecasted transaction will not occur.

Straight-line rent receivable and revenue recognition

Rental revenue is recognized when earned in accordance with the terms of the respective leases on a straight-line basis for the period of occupancy using the average monthly rental revenue. Accordingly, rental revenue is recognized over the term of the lease. Amounts earned and recognized, but not yet collected, or amounts collected, but not yet earned and recognized on the straight-line basis, are recorded in other assets on the accompanying consolidated balance sheets. Current leases consist of a monthly base rental amount and an additional amount based on operating expenses, common area maintenance, or other contingent amounts as defined in the lease agreements. Contingent amounts are recognized only after the contingency has been removed, which may result in the recognition of rental revenue in periods subsequent to when such payments are received. Tenant charges include late fees, as well as reimbursement of real estate taxes, insurance, repairs, maintenance, and other operating expenses as defined in accordance with the lease agreement. Tenant charges are recognized as revenues when incurred and reimbursements are recognized and presented gross because the Company is the primary obligor, has discretion in selecting the supplier, and bears the associated credit risk.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing U.S. GAAP revenue recognition when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which extends the effective date one year from that stated in ASU 2015-09. The guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, and interim periods within. The Company will utilize the modified retrospective transition method. The adoption of ASU 2014-09 is not expected to have a material impact on the Company's consolidated financial position or consolidated results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective on January 1, 2019, including interim periods within, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance, and it intends to consider industry practice and potential updates to ASU 2016-02.

19

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 will be effective for the Company on January 1, 2018, and interim periods within. Early adoption is permitted. ASU 2016-15 requires a retrospective transition method. However, if it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The standard will not have a material impact on the Company's consolidated results of operations, financial position, or statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance will become effective for the Company for annual reporting periods beginning on or after December 15, 2017, and interim periods within. Early adoption is permitted. The Company adopted this guidance during the year ended December 31, 2017, and it did not have a material impact on the consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The new guidance is intended to more closely align hedge accounting with entities' hedging strategies, simplify the application of hedge accounting, and increase the transparency of hedging programs. The amendments in ASU 2017-12 are effective for the Company beginning on January 1, 2019, and interim periods within. For cash flow and net investment hedges existing at the date of adoption, ASU 2017-12 must be applied through a cumulative-effect adjustment. The amended presentation and disclosure guidance is required only prospectively. The adoption of ASU 2017-12 is not expected to have a material impact on the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – Real Estate

There was no real estate as of December 31, 2016.

Real estate consisted of the following as of December 31, 2017:

Land	$700,000
Buildings and building improvements	8,563,017
Real estate operating assets, gross	9,263,017
Less: accumulated depreciation	(91,446)
Real estate operating assets, net	$9,171,571

As of December 31, 2017, the Company's real estate consisted primarily of the land, buildings, improvements, furniture and fixtures related to the following property:

		Holdings	Commercial
		Ownership	Property
Property Address		Percentage	Type

5211 W. Village Parkway (1)	Rogers, Arkansas	100%	Office/retail

(1) (VOC-Colgate) Owned by CCR VOC.

Note 4 – Operating Leases

As of December 31, 2016, the Company leases commercial office space to five tenants under various noncancelable operating leases. These leases have monthly payments ranging from approximately $5,000 to approximately $28,000 with maturities ranging from November 2018 through December 2026.

20

Minimum future rents receivable on noncancelable operating leases as of December 31, 2017, are as follows:

2018	$966,567
2019	682,309
2020	576,192
2021	256,645
2022	263,122
Thereafter	1,120,001

Total	$3,864,836

As of December 31, 2017, two of the five operating leases comprised approximately 70% of future rents receivable, and approximately 49% of the total square feet available for rent. Approximately 52% of net rent revenue recognized during the year ended December 31, 2017 was earned from the same two operating leases. There were no operating leases in place as of December 31, 2016, or during the period from August 24, 2016 (date of inception) through December 31, 2016.

Note 5 – Mortgage Payable

There was no mortgage payable as of December 31, 2016.

A mortgage payable to a financial institution consisted of the following as of December 31, 2017:

	Stated	Stated	Stated	Principal	Unamortized
	Interest	Maturity	Monthly	Balance	Debt Issuance
Property	Rate*	Date*	Installment*	2017	Costs 2017

VOC-Colgate (1)	4.57%	9/29/2024	$29,278	$6,067,122	$3,227

*	As of December 31, 2017. Stated monthly installments include principal and interest.

(1)	Interest rate determined by the LIBOR base rate plus 2.26 percentage points. The mortgage payable is guaranteed by the Company and is collateralized by the property. Monthly payment varies based on interest rate swap discussed in Note 10.

Aggregate annual maturities of the mortgage payable as of December 31, 2017, are:

2018	$135,327
2019	141,643
2020	148,253
2021	155,172
2022	162,413
Thereafter	5,324,314
Unamortized debt issuance costs	(3,227)

Total	$6,063,895

Interest paid on the above mortgage payable was approximately $70,000 for the year ended December 31, 2017.

21

For the year ended December 31, 2017, amortization expense on debt issuance costs of approximately $100 was recorded in the accompanying consolidated statement of income as a component of interest expense.

Note 6 – Holdings Allocation of Income and Losses

In accordance with the Amended and Restated Agreement of Limited Partnership of Holdings between REIT and the limited partners of Holdings, income and losses of Holdings shall be allocated to the partners in accordance with their respective percentage interests. Losses shall not be allocated to a limited partner to the extent that such allocation would cause a deficit in the partner's capital account.

Holdings shall distribute cash at times and amounts determined by the board of directors to REIT, as the general partner, in accordance with their respective percentage interests. REIT, the general partner, has full, complete and exclusive discretion to manage and control the business of Holdings.

Note 7 – Real Estate Acquisition

There were no acquisitions of real estate during the period from August 24, 2016 (date of inception) through December 31, 2016.

During the year ended December 31, 2017, the Company acquired the following real estate, which was accounted for as an asset acquisition:

Purchase Price
Gross
		Leasable			Net Prorated
	Month	Area		Mortgage	Expenses
Property	Acquired	(Square Feet)	Cash	Obtained	and Credits*	Total

VOC-Colgate (1)	9/29/2017	51,116	$3,101,846	$6,100,000	$54,765	$9,256,611

*	Net prorated expenses and credits include amounts credited to and charged to the Company at acquisition, which relate to property taxes, tenant deposits, and prepaid rent revenue.

(1)	The Company has 70% ownership in CCR VOC, the company that acquired and holds 100% ownership of the property, which is one multi-tenant office and retail building.

Note 8 – Equity

The Company is authorized to issue up to 750,000,000 shares of common stock at $0.001 par value per share and 250,000,000 shares of preferred stock at $0.001 par value per share. The aggregate value of all authorized shares having par value is $1,000,000. Shareholders of the Company's common stock are entitled to receive dividends when authorized by the Company's board of directors. The board of directors is authorized, without further shareholder action, to provide for the issuance of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as the board of directors approves.

During the year ended December 31, 2017, the Company raised approximately $5,100,000 through the sale of 506,204 common shares at $10.00 per share. Subsequent to December 31, 2017, the Company raised approximately $300,000 through the sale of approximately 30,000 shares of common stock. On January 30, 2018, the Company declared a dividend of $0.125 per share with an ex-dividend date of February 15, 2018, and a payment date of March 1, 2018. The Company received consideration of approximately $2,200,000 in exchange for a noncontrolling interest in Holdings during the year ended December 31, 2017. During the year ended December 31, 2017, the Company had unfunded commitments for consideration due for the sale of noncontrolling interests to Holdings totaling approximately $4,800,000. These commitments are callable by REIT at the discretion of the board of directors.

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Note 9 – Related Party Arrangements

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company. The Advisor and certain affiliates of the Advisor will receive fees and compensation in connection with the Company's public offering, and the acquisition, management, and sale of the Company's real estate investments.

Property management fees are paid for on-site property management, accounting, and administrative services for properties owned by the Company. Fees of approximately $9,000 were earned during the year ended December 31, 2017, which were paid to entities with oversight and ownership by a member of the board of directors and an officer of the Advisor.

Financing fees are paid at 1.0% of the principal balance of financing obtained. Fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. Financing fees of approximately $60,000 were incurred during the year ended December 31, 2017.

Acquisition fees are paid at 1.5% of the acquisition cost for each investment made. The acquisition fee will be in addition to any third-party real estate brokerage commissions incurred by the Company. Fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. Acquisition fees of approximately $140,000 were incurred during the year ended December 31, 2017.

Asset management fees are paid monthly at 2% per annum of shareholders' equity adjusted for certain noncash items. Fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. No asset management fees were incurred during the year ended December 31, 2017.

Incentive fees are paid quarterly at 20% of adjusted funds from operations over the weighted average of common shares sold, multiplied by the issue price and 7%. Fees are calculated in accordance with the Advisory Agreement among REIT, Holdings and the Advisor. No incentive fees were incurred during the year ended December 31, 2017.

The Company raised approximately $2,000,000 through the sale of approximately 200,000 shares of common stock to officers of the Company during the year ended December 31, 2017. During the period from August 24, 2016 (date of inception) through December 31, 2016, organization and offering costs of approximately $106,000 were paid by Core III and were included on the accompanying consolidated balance sheets as due to related parties.

Note 10 – Derivative Instruments and Hedging Activities

The Company acquired an interest rate swap agreement as of September 29, 2017. The agreement is intended to convert floating interest rate payments to fixed interest rate payments on the mortgage payable held by CCR VOC described in Note 5. As such, the agreement was recorded as a settlement value when the agreement was effective and subsequent changes in the settlement value of the agreement have been recognized as other comprehensive loss. The settlement value of the swap agreement is included on the consolidated balance sheet in accounts payable and accrued expenses. The swap agreement is utilized to manage interest rate exposures and is designated as a highly effective cash flow hedge, perfectly matched with the terms of its underlying financial instrument. No hedge ineffectiveness was calculated and charged to current earnings during 2017. The swap agreement, whose notional amount is $6,067,122 as of December 31, 2017, expires in 2024, and contains a fixed rate of 4.57%. Included in accumulated other comprehensive income/loss on the accompanying consolidated statement of comprehensive income/loss is a loss on this cash flow hedge of approximately $47,000 as of December 31, 2017.

Note 11 – Fair Value of Financial Instruments

The Company follows a framework for measuring fair value under U.S. GAAP and establishing disclosures about fair value measurements. This framework applies to all financial instruments that are being measured and recognized at fair value on a recurring and nonrecurring basis.

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Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

•	Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted priced in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

•	Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

During the year ended December 31, 2017, there were no changes in the Company's valuation techniques that had, or are expected to have, a material impact on its consolidated financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Cash flow hedge – The settlement value of the cash flow hedge was provided by valuation specialists. Certain derivatives, with limited market activity, are valued using externally developed models that consider observable market parameters, including interest rate market data.

Fair value on a recurring basis

The balance of liabilities measured at fair value on a recurring basis as of December 31, 2017, are as follows:

	Total	Level 1	Level 2	Level 3

Cash flow hedge	$(47,127)	$-	$(47,127)	$-

Note 12 – Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through April 30, 2018, the date the consolidated financial statements were available to be issued.

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ITEM 8. EXHIBITS

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 1-K:

Exhibit Number	Description

2.1	Articles of Incorporation of CapRocq Core REIT, Inc. incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on November 23, 2016
2.2	Bylaws of CapRocq Core REIT, Inc. incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on November 23, 2016
4.1	Form of Subscription Agreement incorporated by reference to Exhibit 4.1 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on March 20, 2017
6.1	Amended and Restated Agreement of Limited Partnership of CapRocq Core Holdings, L.P.
6.2	Advisory Agreement by and among CapRocq Core REIT, Inc., CapRocq Core Holdings, L.P. and CapRocq Core Advisors, LLC, incorporated by reference to Exhibit 6.2 to the Company’s Form 1-SA filed on September 25, 2017
6.3	API & Data License Agreement by and between Direct Transfer, LLC and CapRocq Core REIT, Inc., dated January 26, 2017, incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on February 3, 2017
8.1	Subscription Escrow Agreement between and among Regions Bank, Boustead Securities, LLC and CapRocq Core REIT, Inc., incorporated by reference to Exhibit 8.1 to the Company’s Form 1-SA filed on September 25, 2017
11.1	Consent of Heard, McElroy, & Vestal LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas on April 30, 2018.

CAPROCQ CORE REIT, INC.

By:	/s/ Franklin McLarty
Franklin McLarty
President and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Franklin McLarty	President and Director	April 30, 2018
Franklin McLarty	(Principal Executive Officer)

/s/ Kevin Huchingson	Chief Investment Officer	April 30, 2018
Kevin Huchingson	and Director

/s/ Beau Blair	Chief Operating Officer,	April 30, 2018
Beau Blair	Treasurer, Secretary and Director
(Principal Accounting Officer
and Principal Financial Officer)

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